EXHIBIT FS-1

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
           KEYSPAN ENERGY / EASTERN ENTERPRISES / ENERGYNORTH MERGERS

The unaudited pro forma consolidated condensed balance sheet as of December 31, 1999 and the unaudited pro forma consolidated condensed income statement for the year ended December 31, 1999 combine the historical information of KeySpan Corporation d/b/a KeySpan Energy ("KeySpan Energy"), Eastern Enterprises
("Eastern") and EnergyNorth Inc. ("EnergyNorth"). The unaudited pro forma consolidated condensed financial statements have been prepared to reflect the mergers under the purchase method of accounting (KeySpan Energy will acquire
Eastern and EnergyNorth). Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses directly related to the merger, in excess of the fair value of the net assets acquired is classified as goodwill on the accompanying unaudited pro forma consolidated condensed balance sheet. The estimated fair values and useful lives of assets acquired and liabilities assumed and any resulting goodwill, are subject to final valuation adjustments in accordance with generally accepted accounting principles.

The pro forma adjustments reflected in the unaudited pro forma consolidated condensed balance sheet are as if the transactions had occurred on December 31, 1999. The unaudited pro forma consolidated condensed income statement assumes that these transactions were completed on January 1, 1999. The unaudited pro forma consolidated condensed financial statements assume that KeySpan Energy will purchase all of the outstanding common stock of Eastern for $64.00 in cash and will purchase all of the outstanding common stock of EnergyNorth for $61.13 in cash. The proposed transactions are expected to close contemporaneously in the third or fourth quarter of calendar year 2000.

On August 31, 1999, Eastern completed a merger with Colonial Gas Company ("Colonial") which was accounted for using the purchase method of accounting; Eastern was the acquiring company for financial reporting purposes. The unaudited pro forma consolidated condensed income statement, therefore, reflects the results of operations of Colonial for the four month period September 1, 1999 through December 31, 1999.

The unaudited pro forma consolidated condensed financial statements do not reflect the anticipated cost savings that may be obtained from the elimination of duplicate corporate and administrative programs in connection with the mergers or operating efficiencies that may result. KeySpan has identified before-tax synergy savings to be approximately $40 million annually.

Colonial, Essex Gas Company ("Essex") and Midland Enterprises Inc. ("Midland") each have first mortgage obligations outstanding that limit the amount of first mortgage debt that can be issued. Colonial's indenture restricts first mortgage debt to 60% of bondable additions, as defined. At December 31, 1999 Colonial could issue approximately $74 million of additional first mortgage debt based on this restriction. Essex's indenture restricts first mortgage debt to 60% of aggregate net additions unfunded, as defined. At December 31, 1999 Essex could issue approximately $14 million of additional first mortgage debt based on this restriction. Midland's indenture restricts first preferred ship mortgage debt to 75% of the net book value of unmortgaged equipment. At December

31, 1999 Midland could issue approximately $59 million of additional first preferred ship mortgage debt based on this restriction.

The following unaudited pro forma consolidated condensed financial statements have been prepared from, and should be read in conjunction with the historical consolidated financial statements and related notes thereto of KeySpan Energy, Eastern and EnergyNorth. The following statements are not necessarily indicative of the financial position or operating results that would have occurred had the proposed transactions been consummated on the date, or at the beginning of the period, for which the proposed transactions are being given effect nor are they necessarily indicative of future operating results or financial position.

                        NOTES TO THE UNAUDITED PRO FORMA
                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


NOTE 1.  CASH CONSIDERATION AND ESTIMATED GOODWILL RELATED TO THE
           EASTERN ENTERPRISES MERGER

Cash consideration to be paid to Eastern shareholders will be paid from the proceeds of long-term debt issuances. KeySpan Energy will issue approximately $1.7 billion of acquisition financing at an estimated annual interest rate of 8.0% to finance the merger. KeySpan Energy will acquire all of the outstanding common stock of Eastern for $64.00 per share. If the closing of the merger does not occur by August 6, 2000, the cash consideration of $64.00 per share will be increased by $0.006 per share for each day after August 6, 2000 through the day prior to the closing date. This aggregate additional amount will be reduced by the aggregate amount of any per share increase in any dividend actually paid that is attributable to any period in which the additional amount accrues.

The estimated goodwill reflects the recognition of the excess amount of the purchase price over the fair value of the net assets to be acquired including costs to be incurred directly related to the consummation. The following represents the estimated goodwill calculation:


Common shares outstanding
       at December 31, 1999                                   27,131,090
Share price                                     $                     64.00
                                                     ----------------------
Purchase price                                  $          1,736,389,760
Common equity of Eastern                                    (754,630,000)
                                                     --------------------
                                                $            981,759,760
Estimated transaction costs (See Note 2)                       8,100,000
Estimated restructuring and other
        costs (See Note 3)                                    90,500,000
                                                     -------------------
Estimated Goodwill                              $          1,080,359,760
                                                  ======================
Amortization period                                                   40
Estimated yearly amortization                   $             27,008,994
                                                  ======================

A final determination of goodwill may reflect certain purchase accounting adjustments based on actuarial valuations related to employee benefit plans, estimates with respect to the effect of consolidation of certain corporate and administrative functions, completion of studies related to environmental issues, possible contract and asset impairment charges, possible asset sales, and other adjustments.

NOTE  2.ESTIMATED  TRANSACTION  COSTS  ASSOCIATED  WITH THE EASTERN  ENTERPRISES
        MERGER

KeySpan Energy will incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees. The pro forma adjustments include an estimate for KeySpan's merger-related costs of $8.1 million, which is included in goodwill.

NOTE 3.  ESTIMATED RESTRUCTURING AND OTHER COSTS

Eastern expects to incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees of approximately $13.9 million. In addition, Eastern expects to incur expenses of approximately $60.2 million for certain contractual obligations (e.g. "change in control" payments) and nonqualified stock options that will be "cashed out". These costs will be expensed as incurred by Eastern and have been included in the calculation of estimated goodwill. Further, certain Eastern options will be converted to options to purchase KeySpan Energy stock. The estimated value of such options, which are primarily fully vested, approximate $16.4 million and will be recorded as additional purchase price consideration by KeySpan Energy at the time of the merger.

NOTE 4. INTEREST EXPENSE

Interest expense reflects the issuance of approximately $1.7 billion of acquisition financing at an estimated annual interest rate of 8.0%. As discussed in Note 1 "Cash Consideration and Estimated Goodwill Related to the Eastern Enterprises Merger", KeySpan Energy will issue debt to finance the merger with Eastern.

NOTE 5. AMORTIZATION OF GOODWILL ASSOCIATED WITH THE EASTERN ENTERPRISES MERGER

Goodwill, which is not tax deductible, will be amortized over a 40 year period.

NOTE 6. INCOME TAXES

Income taxes on the unaudited pro forma consolidated condensed income statement have been adjusted to reflect the tax deduction of interest expense at a rate of 35%. A tax benefit has not been provided for goodwill since it is not tax deductible.

NOTE 7. CASH CONSIDERATION AND ESTIMATED GOODWILL RELATED TO THE ENERGYNORTH MERGER

Cash consideration to be paid to EnergyNorth shareholders will be paid from the proceeds of long- term debt issuances. KeySpan Energy will issue approximately $203.1 million in acquisition financing at an estimated annual interest rate of 8.0% to finance the merger. KeySpan Energy will acquire all of the outstanding common stock of EnergyNorth for $61.13 per share. The cash consideration to be paid to EnergyNorth shareholders is subject to a per share increase of .589 times the per share increase amount above $64.00 per share paid to Eastern shareholders. The estimated goodwill reflects the recognition of the excess amount of the purchase price over the fair value of the net assets acquired including adjustments for costs to be incurred directly related to the consummation. The following represents the estimated goodwill calculation:



Common shares outstanding
       at December 31, 1999                                   3,322,903
Share price                                    $                    61.13
                                               --------------------------
Purchase price                                 $            203,129,060
Common equity of EnergyNorth                                (52,631,000)
                                                ------------------------
                                               $            150,498,060
Estimated transaction costs (See Note 8)                      2,100,000
Estimated restructuring and other
       costs (See Note 9)                                    15,400,000
                                                -----------------------
Estimated Goodwill                             $            167,998,060
                                                 ======================
Amortization period                                                  40
Estimated yearly amortization                  $              4,199,952
                                                 ======================


A final determination of goodwill may reflect certain purchase accounting adjustments based on actuarial valuations related to employee benefit plans, estimates with respect to the effect of consolidation of certain corporate and administrative functions, completion of studies related to environmental issues, possible contract and asset impairment charges, possible asset sales, and other adjustments.

NOTE 8. ESTIMATED TRANSACTION COSTS ASSOCIATED WITH THE ENERGYNORTH MERGER

KeySpan Energy and Eastern will incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees. The pro forma adjustments include an estimate for these costs of $2.1 million, which is included in goodwill.

NOTE 9.  ESTIMATED RESTRUCTURING AND OTHER COSTS

EnergyNorth expects to incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees of approximately $4.7 million. In addition, EnergyNorth expects to incur expenses of approximately $8.2 million for certain contractual obligations (e.g. "change in control" payments). These costs will be expensed as incurred by EnergyNorth and have been included in the calculation of estimated goodwill. Further, EnergyNorth options will be converted to options to purchase KeySpan Energy stock. The estimated value of such options, which are primarily fully vested, approximates $2.5 million and will be recorded as additional purchase price consideration by KeySpan Energy at the time of the merger.

NOTE 10. INTEREST EXPENSE

Interest expense reflects the issuance of approximately $203.1 million of acquisition financing at an estimated annual interest rate of 8.0%. As discussed in Note 7 "Cash Consideration and Estimated Goodwill Related to the EnergyNorth Merger", KeySpan Energy will issue debt to finance the merger with EnergyNorth.

NOTE 11. AMORTIZATION OF GOODWILL ASSOCIATED WITH THE ENERGYNORTH MERGER

Goodwill, which is not tax deductible, will be amortized over a 40 year period.

NOTE 12. INCOME TAXES

Income taxes on the unaudited pro forma consolidated condensed income statement have been adjusted to reflect the tax deduction of interest expense at a rate of 35%. A tax benefit has not been provided for goodwill since it is not tax deductible.

                                 KeySpan Energy
            Unaudited Pro Forma Consolidated Condensed Balance Sheet
                                December 31, 1999
                            (In Thousands of Dollars)


                                         KeySpan        Eastern       Transaction                                Transaction    Pro
                                          Energy      Enterprises     Adjustments    Pro Forma     EnergyNorth   Adjustments   Forma
                                       ------------  --------------  ------------- -------------  -------------- -------------------
ASSETS
CURRENT ASSETS
  Cash and temporary cash investments       128,602      44,332                        172,934          372                  173,306
  Customer accounts receivable, net         640,505     135,409                        775,914       20,578                  796,492
  Other                                     388,846     144,066                        532,912       18,728                  551,640
                                       ------------  ----------  -------------   -------------  -----------   --------    ----------
                                          1,157,953     323,807              -       1,481,760       39,678        -       1,521,438
                                       ------------  ----------  -------------   -------------  -----------   --------    ----------

EQUITY INVESTMENTS AND OTHERS               391,731      14,671              -         406,402            -        -         406,402
                                       ------------  ----------  -------------   -------------  -----------   --------    ----------


PROPERTY
  Electric                                1,346,851           -                      1,346,851            -                1,346,851
  Gas                                     3,449,384   1,490,967                      4,940,351      172,707                5,113,058
  Other                                     375,657     706,189                      1,081,846        8,539                1,090,385
  Accumulated depreciation               (1,589,287)   (906,953)                    (2,496,240)     (57,347)             (2,553,587)
  Gas exploration and production          1,177,916           -                      1,177,916            -                1,177,916
  Accumulated depletion                    (520,509)          -                       (520,509)           -                (520,509)
                                       ------------  ----------  -------------   -------------  -----------   --------    ----------
                                          4,240,012   1,290,203              -       5,530,215      123,899        -       5,654,114
                                       ------------  ----------  -------------   -------------  ----------- --------      ----------

DEFERRED CHARGES
  Goodwill, net of amortization             255,778     247,137      1,080,360(1)    1,583,275            -  167,998(7)    1,751,273
  Regulatory assets and other               685,217     143,939                        829,156       17,524                  846,680
                                         ----------  ----------      ----------  -------------  ----------- --------    ------------
                                            940,995     391,076      1,080,360       2,412,431       17,524  167,998       2,597,953
                                       ------------  ----------     -----------  -------------  ----------- --------    ------------

TOTAL ASSETS                              6,730,691   2,019,757      1,080,360       9,830,808      181,101  167,998      10,179,907
                                       ============  ==========  =============   =============  =========== ========    ============



LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
  Current maturities of long-term debt            -    123,251                    123,251             848                    124,099
  Current redemption of preferred stock     363,000          -                    363,000               -                    363,000
  Accounts payable and accrued expenses     816,952    163,520      8,100(2)   1,062,716          20,665      2,100 (8)    1,098,363
                                                                   74,144(3)                                     12,882 (9)
  Notes payable                             208,300          -                    208,300          22,780                    231,080
                                       ------------ ----------  ---------      ----------  -------------- --------------  ----------
                                          1,388,252    286,771     82,244       1,757,267          44,293         14,982   1,816,542
                                       ------------ ----------  ---------      ----------  -------------- --------------  ----------

DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes                     186,230    179,426                    365,656          23,161                    388,817
  Reserves and other liabilities            594,421    203,224                    797,645           5,244                    802,889
                                       ------------ ----------  ---------      ----------  -------------- --------------  ----------
                                            780,651    382,650          -       1,163,301          28,405              -   1,191,706
                                       ------------ ----------  ---------      ----------  -------------- -------------  -----------

GAS INVENTORY FINANCING                           -     54,020          -          54,020          10,139              -      64,159
                                       ------------ ----------  ---------      ----------  -------------- -------------- -----------

CAPITALIZATION
  Common stock                            2,973,388    271,580   (271,580)(1)   2,989,744          35,966     (35,966)(7)  2,992,262
                                                                   16,356 (3)                                   2,518(9)
  Retained earnings                         456,882    483,710   (483,710)(1)     456,882          16,665     (16,665)(7)    456,882
  Accumulated comprehensive income            7,714        (77)        77 (1)       7,714               -                      7,714
  Treasury stock purchased                 (722,959)      (583)       583 (1)    (722,959)              -                  (722,959)
                                       ------------ ----------  ---------      ----------  -------------- -----------     ----------
     Total common shareholders equity     2,715,025    754,630   (738,274)      2,731,381          52,631     (50,113)     2,733,899
  Preferred stock                            84,339     26,454                    110,793               -                    110,793
  Long-term debt                          1,682,702    515,232  1,736,390 (1)   3,934,324          45,633     203,129(7)   4,183,086
                                       ------------ ----------  ---------      ----------  -------------- -----------     ----------
Total Capitalization                      4,482,066  1,296,316    998,116       6,776,498          98,264     153,016      7,027,778
                                       ------------ ----------  ---------      ----------  -------------- -----------    -----------

MINORITY INTEREST                            79,722          -          -          79,722               -           -         79,722
                                       ------------ ----------  ---------      ----------  -------------- -----------   ------------

TOTAL LIABILITIES AND CAPITALIZATION      6,730,691  2,019,757  1,080,360       9,830,808         181,101     167,998     10,179,907
                                       ============ ==========  =========      ==========  ============== ===========   ============


                                 KeySpan Energy
           Unaudited Pro Forma Consolidated Condensed Income Statement
                      Twelve Months Ended December 31, 1999
                            (In Thousands of Dollars)



                                                       Eastern      Transaction       Pro                   Transaction     Pro
                                             KeySpan Enterprises    Adjustments      Forma    EnergyNorth   Adjustments    Forma
                                        ------------ -----------    -----------    ---------- ------------  --------        ----
REVENUES
Gas Distribution                            1,753,132   690,809                  2,443,941      124,863                  2,568,804
Marine Services                                   -     267,269                    267,269       -                         267,269
Electric Services                             861,582         -                    861,582       -                         861,582
Gas Exploration and Production                150,581         -                    150,581       -                         150,581
Energy Related Services and Other             189,318    20,624                    209,942       -                         209,942
                                         ------------ -----------   ----------     ---------- ------------   --------    ---------
Total Revenues                              2,954,613   978,702            -     3,933,315      124,863          -       4,058,178
                                         ------------ -----------   ----------     ---------- ------------   --------    ---------

OPERATING EXPENSES
Purchased gas                                 744,432   339,274                  1,083,706       73,961                  1,157,667
Purchased fuel                                 17,252         -                     17,252            -                     17,252
Operations and maintenance                  1,091,166   403,465                  1,494,631       27,086                  1,521,717
Depreciation,depletion and amortization       253,440    81,373     27,009(5)      361,822        7,845    4,200(11)       373,867
Operating taxes                               366,154    41,151                    407,305        3,812                    411,117
                                          ------------ ----------- ----------    ---------- ------------  --------       ---------
Total Operating Expenses                    2,472,444   865,263     27,009       3,364,716      112,704     4,200        3,481,620
                                          ------------ ----------- ----------    ---------- ------------  --------       ---------

OPERATING INCOME                              482,169   113,439     (27,009)       568,599       12,159    (4,200)         576,558
                                          ------------ ----------- ----------    ---------- ------------  --------       ---------

OTHER INCOME AND (DEDUCTIONS)
Income from equity investments                 15,347         -                     15,347            -                     15,347
Interest income                                26,993       7,964                   34,957            -                     34,957
Minority interest                            (11,141)         -                   (11,141)            -                   (11,141)
Other                                           6,297       8,980                   15,277          525                     15,802
                                           ------------ ----------- ----------    ---------- ------------  --------       ---------
Total Other Income                             37,496      16,944        -          54,440          525         -           54,965
                                           ------------ ----------- ---------    ---------- ------------  --------       ---------

INCOME BEFORE INTEREST CHARGES
  AND INCOME TAXES                            519,665     130,383   (27,009)       623,039       12,684   (4,200)          631,523

INTEREST CHARGES                              124,692      37,274   138,911(4)     300,877        4,915    16,250(10)      322,042
INCOME TAXES                                  136,362      36,154   (48,619)(6)    123,897        3,740   (5,688)(12)      121,949

                                           ------------ ----------- ----------    ---------- ------------  --------       ---------
NET INCOME                                    258,611      56,955   (117,301)      198,265        4,029    (14,762)        187,532

Preferred stock dividend requirements          34,752       1,862                   36,614            -         -           36,614
                                               -------- ----------  ---------     ---------- ------------  --------         -------

EARNINGS FOR COMMON STOCK                     223,859      55,093   (117,301)      161,651        4,029    (14,762)        150,918
                                           ============ =========== ==========    ========== ============  ========       =========

Average shares outstanding (000)              138,526                                138,526                               138,526

BASIC AND DILUTED EARNINGS PER
COMMON SHARE                                      1.62                                   1.17                                 1.09
                                           ============                            ==========                           ==========